                                 UNITED STATES

                      SECURITIES AND EXCHANGE COMMISSION

                             Washington, DC 20549


                                   FORM 11-K



      X    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
    -----
          SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR
          ENDED DECEMBER 31, 2000

                                      OR

    _____ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
          SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION
          PERIOD FROM _____________ TO ______________


                      Commission File Number:  000-23657




                     ASTROPOWER, INC. 401(K) SAVINGS PLAN
                           (Full Title of the Plan)


                                                                      Copy To:
               Thomas J. Stiner,                                  Peter Landau, Esq.
          Senior Vice President & CFO                   Foreht Last Landau Miller & Katz, LLP
               AstroPower, Inc.                                   415 Madison Avenue
                  Solar Park                                          16/th/ Floor
          Newark, Delaware 19716-2000                             New York, NY 10017
(Address, including zip code of agent for service)

                     ASTROPOWER, INC. 401(k) SAVINGS PLAN

                FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE


                                                                     Page
                                                                     ----
Independent Auditors' Report......................................      1

Statements of Net Assets Available for Plan Benefits
  December 31, 2000 and 1999......................................      2

Statements of Changes in Net Assets Available for Plan Benefits
  For the Years Ended December 31, 2000 and 1999..................      3

Notes to Financial Statements.....................................      4

Schedule of Assets Held for Investment Purposes...................     10

                          Independent Auditors' Report



The Participants of the
AstroPower, Inc. 401(k) Savings Plan:


We have audited the accompanying statements of net assets available for plan benefits of the AstroPower, Inc. 401(k) Savings Plan (the Plan) as of December 31, 2000 and 1999, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2000 and 1999, and the changes in net assets available for plan benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure Under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/s/ KPMG LLP

Philadelphia, Pennsylvania
May 31, 2001

                     ASTROPOWER, INC. 401(k) SAVINGS PLAN

             Statements of Net Assets Available for Plan Benefits



                                                                  December 31,
                                                         ----------------------------
                                                            2000              1999
                                                         ----------        ----------
Assets:
   Investments (Note 2)                                  $5,289,211        $4,062,407
   Receivables:
        Employer contributions receivable                   167,162           162,502
        Participant contributions receivable                 62,730            60,880
                                                         ----------        ----------
           Total receivables                                229,892           223,382
                                                         ----------        ----------
               Total assets                               5,519,103         4,285,789
                                                         ----------        ----------

Liabilities:
   Payable to AstroPower, Inc.                                    -           123,030
                                                         ----------        ----------
           Total liabilities                                      -           123,030
                                                         ----------        ----------
Net assets available for plan benefits                   $5,519,103        $4,162,759
                                                         ==========        ==========

              See accompanying notes to the financial statements.

                      ASTROPOWER, INC. 401(k) SAVINGS PLAN

        Statements of Changes in Net Assets Available for Plan Benefits

                                                       For the Year Ended       For the Year Ended
                                                           December 31,             December 31,
                                                       ------------------       ------------------
                                                              2000                     1999
                                                       ------------------       ------------------
Additions to net assets:
 Investment income                                             $  601,749              $   308,020
 Net appreciation (depreciation) of investments                   (51,738)                  52,607
 Participant contributions                                        667,019                  491,083
 Employer contributions                                           167,162                  164,843
 Transfer from other benefit plans                                  2,795                  173,265
 Participant loan interest                                          3,349                   10,330
                                                       ------------------       ------------------
    Total additions                                             1,390,336                1,200,148

Deductions from net assets:
 Withdrawals                                                       33,992                   68,639
                                                       ------------------       ------------------
    Total deductions                                               33,992                   68,639
    Net increase                                                1,356,344                1,131,509

Net assets available for plan benefits:
 Beginning of year                                              4,162,759                3,031,250
                                                       ------------------       ------------------
 End of year                                                   $5,519,103              $ 4,162,759
                                                       ==================       ==================

              See accompanying notes to the financial statements.

                     ASTROPOWER, INC. 401(k) SAVINGS PLAN


                         Notes to Financial Statements

                   December 31, 2000 (2000) and 1999 (1999)



(1)  Summary of Significant Accounting Policies

     (a)  Basis of Presentation

          The accompanying financial statements have been prepared on the accrual basis of accounting and present the net assets available for plan benefits and changes in those net assets.

     (b)  Investments

          Investments are carried at market value based upon the closing sales price reported on recognized securities exchanges on the last business day of the year. Investments in mutual funds are carried at market value based on net asset values as reported on the last day of the year. Security transactions are accounted for on the trade date for securities purchased and sold.


     (c)  Administrative Expenses

          Administrative expenses incurred in the operation of the AstroPower, Inc. 401(k) Savings Plan (the Plan) are paid by AstroPower, Inc. (the Company) and are not reflected in the accompanying financial statements.

     (d)  Accounting Estimates

          The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from estimates recorded.


(2)  Description of Plan

     The Plan is for the benefit of all employees who have completed one month of consecutive service and have reached 21 years of age. The Plan was adopted on September 1, 1990, and is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) and Section 401(a) of the Internal Revenue Code. Eligible employees may make an elective, tax-deferred contribution of 1% to 15% of their salary to the Plan. The Company is committed to contribute a matching contribution in the amount of at least 25% of the employees' elective, tax-deferred contributions. For 2000 and 1999, the Company elected to contribute 25% and 35%, respectively. The Company matches the employee's contribution on December 31 of the respective year. An employee who is terminated before December 31 will not receive the Company match.

     Contributions are invested as directed by the employee, and at the option of the employee, among various funds, each with varying degrees of risk.

     Effective May 2000, Merrill Lynch became the new recordkeeper, custodian and trustee of the Plan. As such, the following investment options became available to Plan participants:

     AstroPower Company Stock - The Fund invests entirely in AstroPower common stock, which is traded on the NASDAQ National Market. The rate of return results solely from changes in the price of the stock.

     AIM Japan Growth Fund - The objective of the fund is long-term growth capital. The fund invests at least 65% of its total assets in equity securities of issuers domiciled in Japan. The fund may invest up to 35% of its total assets in equity securities of companies not located in Japan. In addition, the fund may invest up to 35% of its total assets in investment grade debt securities, including U.S. and foreign government securities and corporate debt securities. The fund may also buy and sell certain derivative instruments, contracts or options for the purpose of hedging.

     Alliance Bernstein Utility Income Fund - The objective of the fund is current income and capital appreciation. The fund normally invests at least 65% of its total assets in securities of companies in the utilities industry. At least 65% of the fund's total assets are invested in income-producing securities. Otherwise, there is no limit on the allocation of the fund's investments between equity securities and fixed-income securities. The fund may maintain up to 35% of its net assets in lower-rated securities, and may invest up to 30% of its net assets in convertible securities. The fund may invest in securities of both U.S. and foreign issuers, although no more than 15% of the fund's total assets will be invested in issuers in any one foreign country. The fund may buy and sell certain derivative instruments, contracts or options for the purpose of hedging or increasing its return.

     Davis Financial Fund - The objective of the fund is growth of capital. The fund invests primarily in common stocks and other securities, such as securities convertible into common stock. Generally, the fund will concentrate 25% or more of its total assets in obligations of domestic and foreign companies in each of the banking and financial services industries. The fund may invest in securities of foreign issuers or securities which are principally traded in foreign markets. The fund may buy and sell certain derivative instruments, contracts or options for the purpose of hedging or increasing its return.

     Federated Aggressive Growth Fund - The objective of the fund is capital appreciation. The fund ordinarily invests at least 65% of its total assets in common stocks, preferred stocks, investment grade securities (including debt securities) and convertible securities of companies with varying market capitalizations and prospects for above-average appreciation. The fund selects companies with favorable changes in earnings estimates and positive earnings surprises, accelerated sales and earnings growth, and the sustainability of each company's growth trends. The fund may buy and sell certain derivative instruments, contracts or options for the purpose of hedging, and may invest in the securities of foreign issuers.

     Federated Asia Pacific Growth Fund - The objective of the fund is long-term growth of capital. Any income received is incidental. The fund ordinarily invests at least 65% of its total assets in a portfolio of equity securities of companies located in at least three different countries and diversified across industry sectors. The fund may invest in companies located in any country in Asia or the Pacific Rim that has, in the fund's opinion, potential for above-average capital appreciation, including Australia, China, Hong Kong, Indonesia, Japan, Malaysia, New Zealand, Pakistan, the Philippines, South Korea, Singapore, Sri Lanka, Taiwan, Thailand, and the countries comprising the Indian Subcontinent. The fund may also invest up to 35% of its total assets in fixed-income securities, which may be rated below investment grade.

     Fidelity Advisor SER VII Overseas Fund - The objective of the fund is capital growth. The fund normally invests at least 65% of its total assets in foreign securities. The fund intends to diversify investments across various countries and regions

     Pilgrim Emerging Countries Fund - The objective of the fund is to maximize long-term capital. The fund invests at least 65% of its total assets in securities of issuers located in at least three different countries. The fund invests primarily in equity securities of issuers located in various countries with emerging securities markets. The fund invests at least 75% of its total assets in common and preferred stocks, warrants and convertible securities. The fund may buy and sell certain derivative instruments, contracts or options for the purpose of hedging.

     Pilgrim Worldwide Growth Fund - The objective of the fund is to maximize long-term capital appreciation. Under normal market conditions, the fund invests at least 65% of its total assets in securities of issuers located in at least three different countries, one of which may be the United States (U.S.). The fund may invest up to 50% of its total assets in U.S. issuers and at least 75% of its total assets in common and preferred stocks, warrants and convertible securities. The remainder of the fund's assets is invested primarily in investment grade foreign debt securities. The fund may buy and sell certain derivative instruments, contracts or options for the purpose of hedging.

     Merrill Lynch Basic Value Fund - The objective of the fund is capital appreciation and, secondarily, income by investing in securities, primarily equities, that the fund believes are undervalued. The fund seeks to invest in stocks that possess one or more of the following characteristics: (1) are selling at a discount either from book value or from historical price-earnings ratios, or (2) seem capable of recovering from situations that caused the companies to become temporarily out of favor. Particular emphasis is placed on securities that provide an above-average dividend return and sell at a below-average price-earnings ratio. This fund may invest up to 25% of its total assets in foreign securities.

     Merrill Lynch Euro Fund - The objective of the fund is capital appreciation. The fund invests primarily in equities of corporations domiciled in European countries. The fund may also seek to hedge its portfolio against market and currency risk through the use of currency and other financial futures contracts and related options transactions.

     Merrill Lynch Fundamental Growth Fund - The objective of the fund is long-term growth of capital. The fund invests in a diversified portfolio of equity securities, placing particular emphasis on companies that have exhibited above-average growth rates in earnings resulting from a variety of factors including, but not limited to, above-average growth rates in sales, profit-margin improvement, proprietary or niche products or services, leading market shares and underlying strong industry growth. The fund may invest in the securities of foreign issuers, including American Depositary Receipts (ADRs), European Depositary Receipts (EDRs) or others that can be converted to foreign-issued securities.

     Merrill Lynch Healthcare Fund - The objective of the fund is long-term capital appreciation through worldwide investment in equity securities of companies that derive a substantial portion of their sales from products and services in health care.

     Merrill Lynch Latin America Fund - The objective of the fund is long-term capital appreciation. The fund invests primarily in Latin American equity and debt securities. The fund may also seek to hedge its portfolio against market and currency risk through the use of currency and other financial futures contracts and related options transactions.

     Merrill Lynch S&P 500 Index Fund - The objective of the fund is to provide investment results that, before expenses, replicate the total return of the Standard & Poor's 500 Composite Stock Price Index (S&P 500). The Index is composed of the common stocks of 500 large-capitalization companies within various industrial sectors, most of which are listed on the New York Stock Exchange.

     Munder NetNet Fund - The objective of the fund is long-term capital appreciation. The fund ordinarily invests at least 65% of its total assets in equity securities. The fund typically invests in companies listed on a U.S. securities exchange or NASDAQ which are engaged in the research, design, development or manufacturing, or engaged to a significant extent in the business of distributing products, processes or services for use with the Internet or Intranet related businesses.

     Pimco Mid Cap Growth Fund - The objective of the fund is growth of capital. The fund invests primarily in common stocks of middle-capitalization companies that have improving fundamentals (such as growth of earnings and dividends) and whose stock is reasonably valued by the market, as determined by the fund. The fund selects stocks for the fund by ranking issues from companies with market capitalization's in excess of $500 million at the time of investment (excluding the top 200 companies with the highest market capitalization).

     State Street Research Aurora Fund - The objective of the fund is high total return, consisting principally of capital appreciation. The fund ordinarily invests at least 65% of its total assets in small-company value stocks. The fund generally expects that most of these stocks will not be larger than the stocks of the largest companies in the Russell 2000 Index. The fund reserves the right to invest up to 35% of its total assets in other securities. These may include other types of stocks, such as larger-company stocks or growth stocks. Up to 35% of the fund's total assets may be invested in the securities of foreign issuers. The fund may also buy or sell certain derivative instruments, contracts or options for the purpose of hedging or speculation.

     Merrill Lynch U.S. Government Mortgage Fund - The objective of the fund is high current return. The fund seeks a current return through investments in obligations of the U.S. Government and government agencies, including Government National Mortgage Association (GNMA) mortgage-backed certificates and other mortgage-backed government securities. The fund may seek to enhance its return through the use of certain portfolio strategies involving options, and to hedge its portfolio through the use of options and futures transactions.

     Merrill Lynch Ready Assets Trust - The objective of the trust is the preservation of capital, liquidity and current income through short-term money market instruments, including U.S. Treasuries and government agency securities, certificates of deposit and commercial paper. The trust invests in a diversified portfolio of short-term money market instruments, including short-term U.S. government and U.S. government agency securities, bank money instruments, corporate debt instruments and repurchase and reverse purchase agreements.

     The following funds were available as investment options through April 2000. These funds are no longer available as these options have been replaced with the fund options discussed above.

     Mass Mutual Guaranteed Interest Fund - The Mass Mutual Guaranteed Interest Fund offered a fixed rate of return of 6.25% during 2000 and 1999 on contributions. The fund is comprised primarily of high-quality, fixed-income investments including public bonds, private placements, commercial mortgage loans and short-term investments.

     Fidelity Equity Income Fund - The Fidelity Equity Income Fund seeks reasonable income. It invests at least 65% of assets in income-producing equity securities with the goal of exceeding the total return of the S&P
     500. The fund may invest in junk bonds (up to 20% of assets), foreign securities and foreign currency exchange contracts, and stock index futures and options (up to 15% of assets). The fund may hedge up to 25% of total assets.

     Royce Total Return Fund - The Royce Total Return Fund seeks reasonable income with potential for capital appreciation. It invests primarily in dividend paying common stocks and securities convertible into common stocks of small and medium-sized companies selected on a value basis.

     Franklin Mutual Qualified Fund - The objective of the Franklin Mutual Qualified Fund is capital appreciation. The fund may invest up to 50% of assets in securities of companies involved in prospective mergers, consolidations, liquidations and reorganizations. The fund is composed of three parts. First, 60% of the fund is made up of stocks trading at large discounts from asset values. Another portion is deal oriented, i.e., mergers, liquidations, lender offers, spin-offs, sales of assets and exchange offers. A third is bankruptcy situations.

     Lindner Growth Fund - The Lindner Growth Fund seeks long-term capital appreciation first and income second. The fund invests in common stocks and convertible securities. The fund may also invest in debt security for defensive purposes. It may invest up to 25% of assets in securities of foreign issuers and 10% junk bonds.

     T. Rowe Price International Stock Fund - The objective of the T. Rowe Price International Stock Fund is long-term growth of capital and income. The fund invests primarily in common stocks of established non-U.S. issuers. The fund may use ADRs, EDRs and ADSs, spot/forward currency transactions, and options on foreign currencies, securities and indices on up to 25% of total assets, and invest up to 35% of assets in securities other than common stocks.

     Interest, dividends and other income earned by each of the investment funds are reinvested in the same funds. Such amounts are credited to the participants' accounts based on the terms of the Plan.

     A participant has a nonforfeitable interest in 100% of his or her contributions at all times, although there are certain restrictions and options on withdrawals. Additionally, a participant is 100% vested in the Company contribution.

     The Plan may be terminated or contributions thereunder may be discontinued at any time if the Company determines that business circumstances make such action necessary or desirable.

     Upon termination, the net assets shall be held for distribution by the custodians who shall distribute to the members then participating in the Fund the full amount standing to their credit on the date of such termination.

     The following presents investments that represent 5 percent or more of the Plan's net assets:

                                                                                          December 31,
                                                                             ----------------------------------------
                                                                                    2000                   1999
                                                                             ------------------     -----------------
Investments at Contract Value:
   Mass Mutual Guaranteed Interest Fund                                         $             -        $     671,429
Investments at Fair Value as Determined by Quoted Market Price:
   AstroPower Company Stock
     27,193 and 23,194 shares, respectively                                             853,192              324,716
   Fidelity Advisor SER VII Overseas Fund
     27,154 and 0 shares, respectively                                                  471,126                    -
   Merrill Lynch Basic Value Fund
     35,231 and 0 shares, respectively                                                1,152,753                    -
   Pimco Mid Cap Growth Fund
     45,575 and 0 shares, respectively                                                1,096,071                    -
   State Street Research Aurora Fund
     19,531 and 0 units, respectively                                                   545,511                    -
  Merrill Lynch Ready Assets Trust
     778,098 and 0 units, respectively                                                  778,098                    -
   Fidelity Equity Income Fund;
     0 and 38,144 shares, respectively                                                        -            1,043,992
   Royce Total Return Fund;
     0 and 61,727 shares, respectively                                                        -              441,968
   Franklin Mutual Qualified Fund;
     0 and 51,719 shares, respectively                                                        -              874,577
   T. Rowe Price International Stock Fund;
     0 and 26,748 shares, respectively                                                        -              509,022

For additional information regarding Plan provisions, refer to the Plan document.

During 2000 and 1999, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated/(depreciated) in value by $(51,738) and $52,607, respectively, as follows:

                                                 2000           1999
                                               --------       ---------

                    Mutual Funds               (48,561)       $(28,414)
                    Common Stock                (3,177)         81,021



(3)  Withdrawals

     A participant may elect to withdraw all of his tax-deferred contributions and the vested portion of his or her employer matching contributions, if the participant has attained age 59-1/2. A participant who has incurred monetary hardship, as defined by the Plan, may elect to withdraw all of his tax-deferred contributions, plus income thereon, from the Plan.

(4)  Loans to Participants

     A participant may borrow not less than $1,000 at a time, with no more than one loan outstanding at any given time. In addition, the loan amount may not exceed the lesser of $50,000 less the participant's highest outstanding loan balance during the one-year period ending on the day before the date on which any new loan is to be granted or one-half of the amount to which the participant is vested under this Plan on the date the loan is granted. Loans are secured by the participant's vested account balance. Interest is set at the prime rate (9.5% at December 31, 2000), as quoted in the Wall Street Journal on the date the loan is granted, plus 1%. The term of the loan shall not exceed five years unless the loan is used to purchase the participant's primary residence, in which case the five-year repayment requirement will not be applicable. Both principal and interest payments on a loan are credited to the participant's account.

(5)  Distribution of Benefits

     The Plan provides for distribution of the total vested amount in the participant's accounts upon: (1) termination from employment, (2) attainment of age 59-1/2, (3) retirement, (4) permanent disability or (5) death.

     A member or beneficiary who is entitled to payment may elect one of the following options:

          A. Lump-sum payment equal to the value of the member's accrued benefit.

          B.   Rollover distribution to an eligible retirement plan.

          C. For non-terminated employees, substantially equal monthly installments over a period not to exceed the joint and last survivor life expectancy of the member and his beneficiary.

          D. Combination of a lump-sum payment and a rollover distribution to a retirement account.


(6)  Tax Status

     The IRS issued its latest determination letter on November 18, 1997, which stated that the Plan and its underlying trust qualify under the applicable provisions of the Internal Revenue Code and, therefore, are exempt from federal income tax.

                      ASTROPOWER, INC. 401(k) SAVINGS PLAN

                Schedule of Assets Held for Investment Purposes

                               December 31, 2000


                                                           Market Value

Description:
   AstroPower Company Stock                                  $  853,192
   Davis Financial Fund                                             742
   Fidelity Advisor SER VII Overseas Fund                       471,126
   Pilgrim Emerging Countries Fund                               10,501
   Pilgrim Worldwide Growth Fund                                    441
   Merrill Lynch Basic Value Fund                             1,152,753
   Merrill Lynch Fundamental Growth Fund                        223,743
   Merrill Lynch Healthcare Fund                                 11,625
   Munder NetNet Fund                                               601
   Pimco Mid Cap Growth Fund                                  1,096,071
   State Street Research Aurora Fund                            545,511
   Merrill Lynch US Government Mortgage Fund                      2,481
   Merrill Lynch Ready Assets Trust                             778,098
   Participant loans                                            135,792
   Other                                                          6,534
                                                          -------------
   Total                                                     $5,289,211
                                                          =============

SIGNATURES


          Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee of the AstroPower, Inc. 401(k) Savings Plan has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.



                      ASTROPOWER, INC. 401(k) SAVINGS PLAN



Date: June 28, 2001                      By:    /s/ Thomas J. Stiner
                                           ------------------------------
                                                    Thomas J. Stiner
                                            Senior Vice President and
                                             Chief Financial Officer
                                           (Principal Financial Officer)
                                          Member, Administrative Committee

                       Consent of Independent Accountants


The Board of Directors of AstroPower, Inc.


We consent to incorporation by reference in the registration statement (No. 33-63021) on Form S-8 of the AstroPower, Inc. 401(k) Savings Plan of our report dated May 31, 2001, relating to the statements of net assets available for plan benefits of the AstroPower, Inc. 401(k) Savings Plan as of December 31, 2000 and 1999, the related statements of changes in net assets available for plan benefits for the years then ended and the related schedule of assets held for investment purposes which report is included in the December 31, 2000 Annual Report on Form 11-K of the AstroPower, Inc. 401(k) Savings Plan.


/s/ KPMG LLP

Philadelphia, Pennsylvania
June 28, 2001